Exhibit 23.1

The Board of Directors
F. Schumacher & Co., Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-142631) on Form S-3 of NexCen Brands, Inc. of our report dated July 18, 2007, with respect to the Statement of Revenues and Direct Expenses of Waverly Gramercy and Village Brands for the year ended December 31, 2006 which report appears in the Form 8-K/A of NexCen Brands, Inc. dated July 18, 2007.

\s\ KPMG LLP
Baltimore, Maryland
July 18, 2007